Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

OPPORTUNITIES BUT ALSO CHALLENGES FOR AFRICA’S GOLD-PRODUCING COUNTRIES

Kinshasa, DRC, Wednesday 22 October 2014 - The looming undersupply of gold will create opportunities for mineral-rich African countries but they will have to compete aggressively for shrinking exploration dollars against each other as well as the rest of the world’s gold-producing regions, says Randgold Resources chief executive Mark Bristow.

Speaking at the IPAD Democratic Republic of Congo Mining and Infrastructure Indaba today, Bristow said during the gold price boom the mining industry as well as its host governments had focused on short term gain instead of sustainable profitability. The global industry’s reserve base had consequently diminished in quantity as well as quality and production would inevitably continue to decline. With exploration budgets also decreasing, mining companies would now be even more selective than before about where they will invest their money.

Bristow said that while the DRC was endowed with abundant mineral wealth, it had performed poorly relative to its African peers in attracting the investment that could enable it to build its fledgling gold mining industry into a substantial and sustainably profitable sector of its economy. Among the reasons for this was uncertainty about the outcome of a DRC government commission’s current review of the country’s mining code.

“The question all concerned must ask themselves is this: Will any changes to the existing code promote the DRC’s international competitiveness, or will they damage its already fragile position in the investment market? In other words, will they build an industry capable of delivering more Kibalis or strangle it in its cradle?” Bristow said.

“The commission’s initial work created a real concern that the country was heading down the wrong road. Since then, however, a dialogue between the commission and the mining industry has evolved a position which is starting to compare with those of more attractive emerging country jurisdictions. The main item still being debated at this stage is the stability clause. Given the long term nature of any mining investment, the government’s pledge to honour its side of the commitment is obviously essential.”

He noted that Côte d’Ivoire’s recently revised mining code was a model of its kind because the review process that was followed had been inclusive and consultative. This approach delivered a win-win outcome which would make Côte d’Ivoire the go-to destination for mining investment in West Africa.

“The Côte d’Ivoire process has again highlighted the crucial importance of Randgold Resources’ partnership philosophy in building sustainable mining businesses in Africa for the benefit of all stakeholders. We believe that just as mining companies are custodians of their investors’ funds, so governments are custodians of their countries’ natural resources. Their objectives and deliverables are closely correlated, and both have an obligation to see that these resources are developed in a way that will build sustainably profitable mining industries that will not only create and deliver value in their own right but will serve as the engines that drive general long term economic growth,” he said.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 /+44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 / +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.